FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1   Name and Address of Company:

JED Oil Inc. (“JED”)

P.O. Box 1420, 1601 - 15th Ave.

Didsbury, AB  T0M 0W0

ITEM 2   Date of Material Change:

July 11, 2008 and July 14, 2008

ITEM 3   News Release:

A press release was issued on July 18, 2008 via Business Wire (including CNN Matthews).

ITEM 4   Summary of Material Change:

JED announced that it signed an Amended and Restated Forbearance and Note Amending Agreement with the majority of its $40.24 million principal amount of its 10% Senior Subordinated Convertible Notes the holders to extend the Maturity Date of the Notes for the purpose of selling assets for the redemption of the Notes by JED, and announced that it signed an Engagement Agreement with CB Securities Inc. for the sale of JED’s assets in northern Alberta.

ITEM 5   Full Description of Material Change:

JED announced signing an Amended and Restated Forbearance and Note Amending Agreement on July 11, 2008 with a majority of it holders of the $40.24 million principal amount of it’s 10% Senior Subordinated Convertible Notes (“Notes”) to extend the Maturity Date of the Notes to October 31, 2008 for the purpose of closing a sale of assets for the redemption of the Notes by JED, if the sale does not require shareholder approval. If shareholder approval is required, the Maturity Date is November 21, 2008.  These dates are approximately one month later than the Maturity Dates in the Forbearance and Note Amending Agreement signed July 1, 2008.  JED further announced signing an Engagement Agreement with CB Securities Inc. of Calgary to act as agent for the sale of JED’s northern Alberta Steen River assets.

JED also announced that the Energy and Natural Resources Board had approved its application for reduced spacing units in its Marlowe Keg River H pool in Steen River.  The approval will allow two gas wells per quarter section.

ITEM 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

ITEM 7   Omitted Information:

Not applicable.

ITEM 8   Executive Officer:

Marcia Johnston, V.P., Legal & Corporate Affairs

(403) 335-2105

ITEM 9   Date of Report:

Dated at Didsbury, Alberta on July 18, 2008.